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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

March 17, 2011

DELIVERED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames,

RE:

KISKA METALS CORPORATION (the “Company”)

We refer to the final short form prospectus of the Company dated March 17, 2011 (the “Prospectus”) relating to the offering of units of the Company in accordance with the process set forth in Multilateral Instrument 11-102 and National Instrument 44-101 of the Canadian Securities Administrators.

We confirm that we have read the Prospectus and that we have no reason to believe that there is any misrepresentation in the information contained in the Prospectus that is derived from our opinions referred to therein or that is within our knowledge as a result of services we performed to render such opinions.

We hereby consent to the reference to our name on page iii in the Prospectus and to our name and opinion under the headings “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Interest of Experts” in the Prospectus.

Yours truly,

Fraser Milner Casgrain LLP

“Fraser Milner Casgrain LLP”

Endnotes